1 MAXEON SOLAR TECHNOLOGIES, LTD. (Incorporated in the Republic of Singapore) (Company Registration Number: 201934268H) (the "Company") NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Thursday, 29 August 2024, at 9.00p.m. (Singapore time) to transact the following business: ORDINARY BUSINESS 1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 31 December 2023 and the Auditor’s Report thereon. 2. To re-elect Messr. Li David H as a Director pursuant to Regulation 94 of the Constitution of the Company, following his appointment by the Directors on 15 September 2023, and who, being eligible, offers himself for re-election. (See Explanatory Note 1) 3. To re-appoint Ernst & Young LLP as the Company’s auditors to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Audit Committee of the Board of Directors to fix their remuneration. SPECIAL BUSINESS 4. To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution: - "Authority to issue shares THAT pursuant to Section 161 of the Companies Act 1967 of Singapore (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution of the Company: - (a) Authority be and is hereby given to the Directors of the Company: - (i) to allot and issue shares in the capital of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or (ii) to make or grant offers, agreements, options or other instruments (collectively, “Instruments”) that might or would require shares to be allotted and issued, including but not limited to the creation and issuance of (as well as adjustments to) securities, warrants, rights, units, purchase contracts, debentures or other instruments convertible into or exercisable for shares, at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; (b) Allot and issue shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force (notwithstanding the authority conferred by this Resolution may have ceased to be in force) including without limitation any allotment and issuance of shares pursuant to convertible instruments which are subsequently issued under any Instrument made by the Directors while this Resolution was in force; and Notice of AGM - Notice of AGM 1

2 (c) Unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until (i) the conclusion of the next annual general meeting of the Company, or (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (See Explanatory Note 2)" 5. To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution: - "Renewal of FPTC Share Purchase Mandate THAT pursuant to Section 76D of the Companies Act and Regulation 12(B) of the Constitution of the Company:- (a) Authority be and is hereby renewed to permit the Company to purchase or acquire off- market from MLI (as defined below) the FPTC Buyback Shares (as defined below) (the “FPTC Share Buyback”) in accordance with the terms and conditions set out in the Pre- Paid Forward Transaction (as defined below) (See Explanatory Note 3). Such authority is subject to (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback added together with (ii) the number of MLI Buyback Shares (as defined in Resolution 6) purchased or acquired under the MLI Share Buyback (as defined in Resolution 6), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “FPTC Share Buyback Mandate”). (b) Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the FPTC Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest. (c) The FPTC Share Buyback will be made by the Company for an aggregate purchase price of US$40.0 million being the Prepayment Amount (as defined in the Pre-Paid Forward Transaction) which has already been pre-paid in cash in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly, no further payments need to be made out of the capital or profits of the Company, nor funded through internal and/or external sources of funds (or any combination thereof). There will therefore be no further financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate; (d) The FPTC Buyback Shares be cancelled upon completion of the FPTC Share Buyback; and (e) Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 3)" Definitions used in this Special Resolution shall bear the following meanings: “MLI” means Merrill Lynch International. “Pre-Paid Forward Transaction” means the pre-paid forward share purchase transaction entered into on 17 July 2020 between MLI and the Company. “Shares” means ordinary shares in the Company as defined under the Pre-Paid Forward Transaction. Notice of AGM - Notice of AGM 2

3 “FPTC Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction. 6. To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution: - "Renewal of MLI Share Buyback Mandate THAT pursuant to Section 76D of the Companies Act and Regulation 12(B) of the Constitution of the Company:- (a) Authority be and is hereby renewed to permit the Company to acquire off-market from MLI (as defined below) the MLI Buyback Shares (as defined below) (the “MLI Share Buyback”) in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction (as defined below) (See Explanatory Note 4). Such authority is subject to (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback added together with (ii) the number of FPTC Buyback Shares (as defined in Resolution 5) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 5), not exceeding 20% in aggregate of the total number of ordinary shares in the share capital of the Company as at the date hereof (the “MLI Share Buyback Mandate”); (b) Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the MLI Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are acquired, whichever is the earliest; (c) The MLI Share Buyback will be made by the Company for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and accordingly neither the capital nor profits of the Company will be utilized to fund the MLI Share Buyback. Accordingly, there is no financial effect of the MLI Share Buyback pursuant to the proposed MLI Share Buyback Mandate on the cash reserves of the Company and the MLI Share Buyback will have negligible impact on the Company’s financial position; (d) The MLI Buyback Shares be cancelled upon completion of the MLI Share Buyback; and (e) Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 4)" Definitions used in this Special Resolution shall bear the following meanings: “MLI” means Merrill Lynch International “Physical Delivery Forward Transaction” means the amended and restated physical delivery share forward transaction entered into on 8 September 2020 between MLI and the Company. “Shares” means ordinary shares in the Company as defined under the Physical Delivery Forward Transaction. “MLI Buyback Shares” means Shares to be purchased or acquired in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction. 7. To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution: - Notice of AGM - Notice of AGM 3

4 "Proposed Share Consolidation THAT pursuant to Section 71(b) of the Companies Act and Regulation 10 of the Constitution of the Company, authority be and is hereby given: - (a) for the proposed consolidation of every 100 existing issued ordinary shares (including treasury shares) of the Company ("Existing Shares") held by the shareholders of the Company ("Shareholders") as at the record date to be determined by the Directors ("Record Date") into one (1) ordinary share of the Company (collectively referred to as the "Consolidated Shares" and each, a "Consolidated Share") (See Explanatory Note 5) and the number of Consolidated Shares which each Shareholder is entitled to resulting from the Proposed Share Consolidation, based on their holdings of Existing Shares as at the Record Date, shall be rounded down to the nearest whole Consolidated Share (the "Proposed Share Consolidation"); (b) any fraction of a Consolidated Share which may arise from the Proposed Share Consolidation pursuant to paragraph (a) above shall be disregarded, and all fractions of Consolidated Shares to which holders of the Existing Shares would otherwise be entitled to shall be aggregated and dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company, including but not limited to aggregating and selling the same and distributing the proceeds on a pro rata basis to such holders of Existing Shares or on such other basis as they may, in their absolute discretion, deem appropriate; (c) the Directors be and are hereby authorized to fix the Record Date in their absolute discretion as they deem appropriate; and (d) the Directors and/or any of them be and are hereby authorized to do all such acts and things (including, without limitation, executing all such documents as may be required, entering into all transactions, approving any amendments, alterations or modifications to any documents, and signing, filing and/or submitting any notices, forms and documents with or to the relevant authorities) as they and/or he may think necessary, desirable or expedient to give effect to the Proposed Share Consolidation contemplated in this Resolution or in the interests of the Company." By Order of the Board _______________________________________________ Name: William Patrick Mulligan III Chief Executive Officer 29 July 2024 31 Jul, 2024 7:29:15 AM GMT+8 Notice of AGM - Notice of AGM 4

5 Explanatory Notes: 1. Mr David Li serves as an independent director on Maxeon’s Board of Directors, as a member of its Audit Committee, Compensation Committee and Strategy & Transformation Committee. Mr. Li was appointed as a Director pursuant to Regulation 94 of the Constitution of the Company on 15 September 2023. Upon re-election, Mr. Li shall continue to serve as a Director of the Company and a member of the Audit Committee, Compensation Committee and Strategy & Transformation Committee. Mr. Li has over 25 years of experience in the semiconductor industry. From 2015 to 2022 he was Chief Executive Officer, President, and a Board Member of CMC Materials, a leading global supplier of specialty materials focused on the semiconductor and energy industries with over $1 billion USD in revenues. From 2006 and 2015, Mr. Li served as Vice President Asia Pacific Region and also held various leadership positions at CMC Materials. From 1997 and 2006 he covered a variety of senior engineering, sourcing, investor relations, and corporate development roles. David Li currently sits on the Board of Coorstek, a company which specializes in the manufacture of high-performance ceramics for advanced applications. Mr. Li graduated from the Purdue University, West Lafayette, IN, in 1995 with a Bachelor of Science in Chemical Engineering, and from the Northwestern University (Kellogg), Chicago, IL, in 2002 with a Master in Business Administration (MBA). 2. The Ordinary Resolution proposed in Resolution 4 above is to authorize our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. 3. The following explanatory notes are provided in connection with the Pre-Paid Forward Transaction for background and context. Terms used in this Explanatory Note 3 are as defined in Resolution 5 above. i. The Pre-Paid Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 6.50% green convertible notes issued by the Company on 17 July 2020 (the “2020 Convertible Notes”) would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company cannot control how such investors may use such derivative transactions nor does it participate in such derivative transactions; ii. The Company’s authority to purchase or acquire the FPTC Buyback Shares was last renewed on 23 August 2023. As such authority was only granted as of 23 August 2023 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company exercise its rights and perform obligations under, and to be able to purchase or acquire the FPTC Buyback Shares in accordance with the terms and conditions of the Pre-Paid Forward Transaction. There have not been any purchases or acquisitions of the FPTC Buyback Shares since 23 August 2023. iii. The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Pre-Paid Forward Transaction, including to repurchase Shares off-market from time to time until July 2025. The settlement of the Pre-Paid Forward Transaction by delivery of shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons). Notice of AGM - Notice of AGM 5

6 iv. The FPTC Share Buyback Mandate will be subject to a limitation, being (i) the number of FPTC Buyback Shares purchased or acquired under the FPTC Share Buyback aggregated with (ii) the number of MLI Buyback Shares (as defined in Resolution 6) purchased or acquired under the MLI Share Buyback (as defined in Resolution 6), may not exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date on which Resolution 5 is passed. Whereas under terms and conditions of the Pre-Paid Forward Transaction, the Company may repurchase up to 2,528,211 ordinary shares of the Company as FPTC Buyback Shares, the actual number of FPTC Buyback Shares repurchased may be lower to comply with this limitation and any remainder would be settled by MLI in cash; v. The repurchase amount has already been pre-paid in accordance with the terms and conditions of the Pre-Paid Forward Transaction. Accordingly no further payments need to be made by the Company. There will therefore be no financial effect from any purchase or acquisition made by the Company under the FPTC Share Buyback Mandate; and vi. A copy of the pre-paid forward share purchase transaction entered into on 17 July 2020 between MLI and the Company has been made available for inspection by the shareholders both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM, and (ii) at https://www.sec.gov/Archives/edgar/data/867773/000119312520195042/d76584dex1 01.htmduring the AGM itself under Item 19, Exhibit 4.6 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. 4. The following explanatory notes are provided in connection with the Physical Delivery Forward Transaction for background and context. Terms used in this Explanatory Note 4 are as defined in Resolution 6 above. i. The Physical Delivery Forward Transaction was entered into in order to facilitate certain privately negotiated derivative transactions whereby holders of the 2020 Convertible Notes would be able to hedge their investment in the 2020 Convertible Notes with certain counterparties. The Company does not participate in such derivative transactions. ii. The Company’s authority to purchase or acquire the MLI Buyback Shares was last renewed on 23 August 2023. As such authority was only granted as of 23 August 2023 until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are purchased or acquired, whichever is the earliest, this shareholder approval is being sought to continue to permit the Company to exercise its rights and perform its obligations under, and to be able to purchase or acquire the MLI Buyback Shares in accordance with the terms and conditions of the Physical Delivery Forward Transaction. There have not been any purchases or acquisitions of the MLI Buyback Shares since 23 August 2023. iii. The Company is not seeking a general share repurchase mandate. The shareholder approval being sought would enable the Company to exercise its rights and perform its obligations under the Physical Delivery Forward Transaction, including to acquire or accept delivery of such ordinary shares of the Company from MLI subject to and in accordance with the terms of the Physical Delivery Forward Transaction. The Notice of AGM - Notice of AGM 6

7 settlement of the Physical Delivery Forward Transaction by delivery of shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders annually (with no votes being cast by MLI and its associated persons). iv. The MLI Share Buyback Mandate will be subject to a limitation, being (i) the number of MLI Buyback Shares acquired under the MLI Share Buyback aggregated with (ii) the number of FPTC Buyback Shares (as defined in Resolution 5) purchased or acquired under the FPTC Share Buyback (as defined in Resolution 5), may not exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date on which Resolution 6 is passed. The MLI Share Buyback Mandate shall be amended accordingly to reduce the amount of the shares to be acquired in accordance with its terms to comply with this limitation. v. The delivery of the MLI Buyback Shares will be made for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and therefore no payments need to be made by the Company. The MLI Share Buyback will have negligible impact on the Company’s financial position. vi. A copy of the amended and restated physical delivery share forward transaction entered into on 8 September 2020 between MLI and the Company has been made available for inspection by the shareholders both (i) at the Company's registered office for not less than 15 days ending with the date of the AGM, and (ii) at https://www.sec.gov/Archives/edgar/data/1796898/000119312520241619/d82909d6k .htm during the AGM itself under Exhibit 99.3 of the Form 6-K filed on September 9, 2020. 5. The following explanatory notes are provided in connection with the Proposed Share Consolidation for background and context. Terms used in this Explanatory Note 5 are as defined in Resolution 7 above. i. Background. The Directors are seeking Shareholders' approval to undertake the Proposed Share Consolidation, pursuant to which the Company proposes to consolidate every 100 Existing Shares held by the Shareholders as at the Record Date into one (1) Consolidated Share, fractional entitlements to be disregarded. Accordingly, subject to Shareholders’ approval being obtained for the Proposed Share Consolidation at the AGM, Shareholders' holdings of Consolidated Shares arising from the Proposed Share Consolidation will be ascertained on the Record Date. After the Record Date, every 100 Existing Shares (including treasury shares) registered in the name of each Shareholder as at the Record Date will be consolidated into one (1) Consolidated Share, fractional entitlements to be disregarded. Each Consolidated Share will rank pari passu in all respects with each other, except that the Consolidated Shares which are to be held as treasury shares will be subject to the provisions of the Companies Act on treasury shares. Shareholders holding less than 100 Existing Shares as at the Record Date will not be entitled to any Consolidated Shares and will no longer be Shareholders upon completion of the Proposed Share Consolidation (the "Affected Shareholders"). Affected Shareholders should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. They may, subject to such advice on actions that they should take and their own investment policies and risk/return requirements, wish to consider the Notice of AGM - Notice of AGM 7

8 possibility of purchasing additional Shares so as to increase the number of Existing Shares held to a multiple of 100 Existing Shares as at the Record Date. ii. Purpose of the Proposed Share Consolidation. The Company is undertaking the Proposed Share Consolidation to fulfil its obligations under the Securities Purchase Agreement dated 30 May 2024, a copy of which is available under Exhibit 99.3 of the Form 6-K filed on May 30, 2024 at sec.gov/Archives/edgar/data/1796898/000121390024047685/ea020698502e x99-3_maxeon.htm as well as in order to comply with the minimum bid requirement for continued listing on the NASDAQ Global Select Market. iii. Effect of the Proposed Share Consolidation. As at the 23 July 2024, the Company has an issued and paid-up share capital of USD1,561,211,060 comprising 552,462,708 ordinary shares and no subsidiary holdings. For the purposes of illustrating the effect of the proposed share consolidated and on the assumption that no fractions of Consolidated Shares arising from the Proposed Share Consolidation, and subject to Shareholders' approval being obtained for the Proposed Share Consolidation at the AGM, if the stock consolidation had been implemented on 23 July 204, the issued and paid-up share capital of the Company would be USD1,561,211,060, comprising 5,524,627 Consolidated Shares, following the completion of the Proposed Share Consolidation. The Company may issue ordinary shares in the period after 23 July 2024 up till and including the Record Date, for purposes such as the vesting of stock incentives granted to employees or in satisfaction of certain of its contractual obligations. The information in this paragraph 5(iii) will not be updated prior to the AGM. The Proposed Share Consolidation will have no impact on the issued and paid-up share capital of the Company. The Proposed Share Consolidation will not involve the diminution of any liability in respect of unpaid capital or the payment to any Shareholder of any paid-up capital of the Company and has no effect on the shareholders’ funds (if any) of the Company and its subsidiaries. Shareholders will not be required to make any payment to the Company in respect of the Proposed Share Consolidation. The Proposed Share Consolidation will not cause any material changes to the percentage shareholding of each Shareholder, other than non-material changes due to rounding and disregarding fractional entitlements. iv. Rounding and Fractional Entitlements. Shareholders should note that the number of Consolidated Shares which they will be entitled to pursuant to the Proposed Share Consolidation, based on their holdings of Existing Shares as at the Record Date, will be rounded down to the nearest whole Consolidated Share and any fractions of a Consolidated Share arising from the Proposed Share Consolidation will be disregarded. All fractional entitlements arising from the implementation of the Proposed Share Consolidation will be aggregated and/or dealt with in such manner as the Directors may, in their absolute discretion, deem appropriate in the interests of the Company, including aggregating and selling the same and distributing the proceeds to such Shareholder entitled to a fractional entitlements a cash payment in lieu of that Shareholder’s fractional entitlement. Where a Shareholder's holding would be less than one (1) Consolidated Share as a result of the Proposed Share Consolidation (or less than 100 Existing Shares), no Shares will be held by that Shareholder after the Proposed Share Consolidation. The Company intends to appoint a transfer agent, who will aggregate all fractional entitlements and sell them on behalf of Shareholders’ who otherwise would be Notice of AGM - Notice of AGM 8

9 entitled to receive a fractional entitlement. The appointed transfer agent will send to each registered Shareholder entitled to a fractional entitlement a cash payment in lieu of that shareholder’s fractional entitlement following such sale of all aggregate fractional entitlements. If you hold your Existing Shares through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales of fractional entitlements. No interest will be paid on any cash you receive in lieu of a fractional entitlement. The cash you receive in lieu of a fractional entitlement may generally be taxable for U.S. federal income tax purposes and may, in certain circumstances, be taxable for Singapore income tax purposes. IMPORTANT: PLEASE READ THE NOTES ON THE FOLLOWING PAGES Notice of AGM - Notice of AGM 9

10 NOTES TO NOTICE OF AGM: 1. AGM to be held by electronic means: The AGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act. A shareholder will not be able to physically attend the AGM and may vote only by appointing the Chairman of the AGM as his/her/its proxy to vote on his/her/its behalf at the AGM. A shareholder may observe and/or listen to the AGM proceedings via live webcast and live audio feed, and may submit questions live or in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only by submitting their proxy forms via the internet or by mail, as further discussed below.. 2. General matters relating to the AGM: Printed copies of this Notice and Audited Financial Statements for the financial period ended 31 December 2023 will not be sent to shareholders. Instead, they will be sent to shareholders by electronic means, to an email address notified by the shareholders to the Company and via publication on www.virtualshareholdermeeting.com/MAXN2024. If the Company is unable to send such documents via electronic means to a shareholder, printed copies of such documents will be sent to such shareholder in accordance with the Constitution of the Company. The Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "Live AGM Webcast" or the "Live AGM Audio Feed") which will take place on Thursday, 29 August 2024 at 9:00 p.m. (Singapore time) in place of a physical AGM. Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by shareholders. Any shareholder seeking to attend the AGM physically in person will be turned away. Shareholders will be able to participate in the AGM in following manner set out in the paragraphs below. (a) Live AGM Webcast and Live AGM Audio Feed: Shareholders may watch or listen to the AGM proceedings through the Live AGM Webcast or the Live AGM Audio Feed. To do so, shareholders will need a 16-digit control number included in their Notice of Internet Availability, proxy card, or voting instruction form. The AGM will begin promptly at 9.00 p.m. (Singapore time) on 29 August, 2024. Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 9.00p.m. (Singapore time), and shareholders should allow ample time to ensure their ability to access the meeting. Shareholders must not forward the link to the AGM to other persons who are not shareholders of the Company and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast and the Live AGM Audio Feed. (b) Submission of Proxy Forms to Vote: Shareholders will not be able to vote during the Live AGM Webcast or the Live AGM Audio Feed on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a proxy form to appoint the Chairman of the AGM to cast votes on their behalf. Shareholders (whether individual or corporate) appointing the Chairman of the AGM as proxy must give specific instructions as to his manner of voting, or abstentions from voting, in the proxy form, failing which the appointment will be treated as invalid. Shareholders may submit their proxy forms through the following means: (a) via internet before the meeting at www.proxyvote.com up until 9.00p.m. on 26 August 2024 (Singapore time); or (b) by mail by marking, signing and dating the proxy card and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 and delivered by 9.00p.m. on 26 August 2024 (Singapore time). Shareholders who wish to revoke their proxy forms must do so: (a) via internet before the meeting at www.proxyvote.com; or (b) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, in each case, by 9.00p.m. on 28 August 2024 (Singapore time) Notice of AGM - Notice of AGM 10

11 (c) Submission of Questions: Shareholders may submit questions live during the Live AGM Webcast or the Live AGM Audio Feed via the text in the “ask a question” box. Shareholders may submit questions prior to the AGM via this link: https://corp.maxeon.com/contact-ir until 8:00p.m. (Singapore time) on 29 August 2024 (Singapore time). The Company will endeavour to address the substantial and relevant questions before or at the AGM. (d) Eligibility to Vote at AGM: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 26 August 2024 are eligible to vote. "Beneficial Shareholders" are persons or entities holding their interests in the Company's shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as "street name holders". 3. Personal Data Privacy: By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a member of the Company (a) consents to the collection, use and disclosure of the member’s personal data, such as but not limited to name, date of birth and address (postal and electronic address) of the member as well as number of shares held by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, rules, regulations and/or guidelines (collectively, the "Purposes"), (b) warrants that where the member discloses the personal data of the member’s proxy(ies) and/ or representative(s) to the Company (or its agents or service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes. Notice of AGM - Notice of AGM 11